UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated November 21, 2024

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: Nokia completes the share buyback program launched in March

Stock exchange release 21 November 2024	1 (1)

Nokia Corporation
Stock Exchange Release
21 November 2024 at 22:45 EET

Nokia completes the share buyback program launched in March

Espoo, Finland – Nokia Corporation ("Nokia" or the "Company") has now completed the share buyback program announced on 18 March 2024 and upsized on 19 July 2024. Between 20 March 2024 and 21 November 2024, Nokia repurchased 157,646,220 of its own shares (FI0009000681) at an average price per share of approximately EUR 3.81.

Nokia expects to cancel the acquired shares in December 2024.

The repurchases under the share buyback program reduced the Company’s unrestricted equity by EUR 600 million. Nokia Corporation now holds a total of 209,702,510 treasury shares.

The repurchases were executed otherwise than in proportion to the existing shareholdings of Nokia's shareholders (directed repurchases) through public trading on the regulated market of Nasdaq Helsinki and selected multilateral trading facilities.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable, and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2024		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Global Head of Corporate Legal